8/17

07026809

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dentsu Inc.

*CURRENT ADDRESS

PROCESSED

SEP 2 6 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05241 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/21/07

(Summary English Translation)

May 11, 2007

Annual Report Release for the Fiscal Year ended March 31, 2007

Listed company name: Dentsu Inc.
Code number: 4324
Representative: Tateo Mataki
President & CEO
Attn.: Kohji Kobayashi
Senior Manager of
Public Relations Department

Stock Exchanges: Tokyo Stock Exchange, Inc., First Section
(URL http://www.dentsu.co.jp)

Telephone number: (03) 6216-8041

Scheduled date for General Meeting of Shareholders: June 28, 2007
Scheduled date for filing of the Annual Securities Report: June 28, 2007

Scheduled date for commencement of payment of dividends: June 29, 2007

1. Summary of Consolidated Financial Results for the Fiscal Year ended March 31, 2007 (from April 1, 2006 through March 31, 2007)

(Rounded down to the nearest one million yen)

(1) Consolidated Financial Results

(Millions of Yen)
(Percentages indicate rate of increase or decrease compared with the previous fiscal year.)

	Net sales	Operating income	Ordinary income	Net income
Fiscal Year ended March 31, 2007	¥2,093,976 (6.7%)	¥62,834 (6.9%)	¥70,044 (8.0%)	¥30,688 (-1.0%)
Fiscal Year ended March 31, 2006	¥1,963,296 (2.8%)	¥58,776 (2.0%)	¥64,837 (9.4%)	¥31,002 (12.6%)

(Yen, except percentages)

	Net income per share (Basic)	Net income per share (Diluted)	Ratio of net income to total shareholders' equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
Fiscal Year ended March 31, 2007	¥11,193.17	¥10,878.56	5.7%	5.5%	3.0%
Fiscal Year ended March 31, 2006	11,300.31	11,159.97	6.1%	5.2%	3.0%

(Reference)

Investment profit and loss in equity method:

Year ended March 31, 2007: 6,026 million yen

Year ended March 31, 2006: 4,343 million yen

(2) Consolidated Financial Conditions

(Millions of Yen, except percentages and Equity per share figures)

	Total assets	Total Equity	Total shareholders' equity ratio	Equity per share (Yen)
Fiscal Year ended March 31, 2007	¥1,268,049	¥577,046	43.7%	¥202,188.02
Fiscal Year ended March 31, 2006	¥1,227,722	¥521,180	40.8%	¥192,778.83

(Reference)

Total shareholders' equity

Year ended March 31, 2007: 554,760 million yen

Year ended March 31, 2006: — million yen

(3) Consolidated Statement of Cash Flow

(Millions of yen)

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents, end of year
Fiscal Year ended March 31, 2007	¥41,962	- ¥52,003	- ¥9,779	¥62,015
Fiscal Year ended March 31, 2006	¥81,058	- ¥31,238	- ¥42,668	¥78,412

2. Dividends

(Yen, except percentages and Aggregate of dividend payments)

	Cash dividend per share					Aggregate of dividend payments (Full-year, millions of yen)	Dividend payout ratio (Consolidated)	Ratio of dividends to equity (Consolidated)
(Record date)	First quarter	Interim	Third quarter	Year-end	Full-year			
Dividend paid for the Fiscal Year ended March 31, 2006	—	¥1,000.00	—	¥1,500.00	¥2,500.00	¥6,748	22.1%	1.3%
Dividend paid for the Fiscal Year ended March 31, 2007	—	¥1,500.00	—	¥1,500.00	¥3,000.00	¥8,228	26.8%	1.5%
Dividend forecast for the Fiscal Year ending March 31, 2008	—	¥1,750.00	—	¥1,750.00	¥3,500.00	—	26.0%	—

3. Forecast of Consolidated Financial Results for the Fiscal Year ending March 31, 2008 (from April 1, 2007 through March 31, 2008)

(Millions of yen, except Net income per share)
(percentages indicate rate of increase or decrease compared with the same term of the previous fiscal year.)

	Net sales	Operating income	Ordinary income	Net income	Net income per share (Basic) (Yen)
Interim	¥1,008,787 (-2.5%)	¥24,026 (-11.5%)	¥28,308 (-2.8%)	¥13,155 (1.1%)	¥4,794.59
Annual	¥2,107,073 (0.6%)	¥63,842 (1.6%)	¥73,113 (4.4%)	¥37,004 (20.6%)	¥13,486.62

4. Others

(1) Changes in significant consolidated subsidiaries for the Fiscal Year (change in specified subsidiaries involving changes in the scope of consolidation): None

(2) Changes in accounting principles, procedures, presentation methods, etc. with respect to preparation of consolidated financial statements (which will be described in "Changes in Significant Matters Forming the Basis of the Preparation of the Consolidated Financial Statements"):

(i) Changes due to the revision of accounting standards: Applicable

(ii) Changes other than (i): None

(Note) Please refer to "Changes in Significant Matters Forming the Basis of the Preparation of the Consolidated Financial Statements" (page 29) for details.

(3) Number of shares issued (ordinary shares):

(i) Number of shares issued, end of year (including treasury stock):
Year ended March 31, 2007 (including treasury stock): 2,781,840 shares
Year ended March 31, 2006: 2,781,840 shares

(ii) Total number of treasury stock, end of year:
Year ended March 31, 2007: 38,056 shares
Year ended March 31, 2006: 81,041 shares

(Note) Please refer to "Information per share" (page 40) for number of shares forming the basis of the calculation of consolidated net income per share.

(Reference) Outline of Non-Consolidated Financial Results

1. Summary of Non-Consolidated Financial Results for the Fiscal Year ended March 31, 2007 (from April 1, 2006 through March 31, 2007)

(1) Non-Consolidated Financial Results

(Millions of Yen)

(Percentages indicate rate of increase or decrease compared with the previous fiscal year.)

	Net sales	Operating income	Ordinary income	Net income
Fiscal Year ended March 31, 2007	¥1,602,062 (1.6%)	¥38,496 (-1.8%)	¥47,746 (3.3%)	¥22,243 (3.3%)
Fiscal Year ended March 31, 2006	¥1,577,131 (3.0%)	¥39,214 (-6.0%)	¥46,218 (-6.2%)	¥21,537 (-18.2%)

(Yen)

	Net income per share (Basic)	Net income per share (Diluted)
Fiscal Year ended March 31, 2007	¥8,111.36	¥8,103.44
Fiscal Year ended March 31, 2006	¥7,901.97	¥7,892.39

(2) Non-Consolidated Financial Conditions

(Millions of Yen, except percentages and Equity per share figures)

	Total assets	Total Equity	Total shareholders' equity ratio	Equity per share (Yen)
Fiscal Year ended March 31, 2007	¥1,135,805	¥487,345	42.9 %	¥177,618.08
Fiscal Year ended March 31, 2006	¥1,102,001	¥464,524	42.2 %	¥171,913.14

(Reference)

Total shareholders' equity

Year ended March 31, 2007: 487,345 million yen

Year ended March 31, 2006: — million yen

2. Forecast of Non-Consolidated Financial Results for the Fiscal Year ending March 31, 2008 (from April 1, 2007 through March 31, 2008)

(Millions of yen, except Net income per share)
(Percentages indicate rate of increase or decrease compared with the same term of the previous fiscal year.)

	Net sales	Operating income	Ordinary income	Net income	Net income per share (Basic) (Yen)
Interim	¥793,357 (1.5%)	¥17,495 (0.7%)	¥26,460 (10.9%)	¥14,703 (16.8%)	¥ 5,358.89
Annual	¥1,630,012 (1.7%)	¥39,041 (1.4%)	¥50,600 (6.0%)	¥27,066 (21.7%)	¥9,864.83

*Explanation and other special notes with respect to appropriate use of the outlook for financial results

The outlook for financial results has been prepared based on certain conditions which we deem reasonable at this time. In relation to Dentsu's share of net income of Publicis Groupe S.A., an affiliated company accounted for by the equity method, Publicis Groupe S.A. does not disclose its outlook for financial results, and accordingly, Dentsu's equity in income of affiliated companies for the current fiscal year is forecast to be the same amount as for the fiscal year ended March 31, 2007. However, actual financial results may be substantially different from the outlook due to various factors.

Please refer to page 5 of the attached document for information related to the above outlook.

(Summary English Translation) RECEIVED

June 11, 2007

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Chief Executive Officer

Notice of Convocation of the 158th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 158th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN EITHER MANNER SET FORTH BELOW. UPON EXAMINING THE ATTACHED REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS, PLEASE EXERCISE YOUR VOTING RIGHTS.

[EXERCISE OF VOTING RIGHTS IN WRITING]

PLEASE INDICATE YOUR VOTES BY FILLING OUT THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US SO THAT IT WILL REACH US BY 5:30 P.M. OF THE PRECEDING DAY OF THE GENERAL MEETING OF SHAREHOLDERS (WEDNESDAY, JUNE 27, 2007).

[EXERCISE OF VOTING RIGHTS VIA INTERNET]

PLEASE ACCESS TO THE INTERNET SITE FOR THE EXERCISE OF VOTING RIGHTS (http://www.evote.jp/) AND BY USING THE "LOG IN ID" AND "TEMPORARY PASS WORD" INDICATED IN THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND BY FOLLOWING THE GUIDANCE ON THE SCREEN, EXERCISE YOUR VOTING RIGHT BY COMPLETING YOUR REGISTRATION BY SUBMITTING THE FORM UPON ENTERING YOUR VOTES

BY 5:30 P.M. OF THE PRECEDING DAY OF THE GENERAL MEETING OF SHAREHOLDERS (WEDNESDAY, JUNE 27, 2007).

PLEASE REFER TO THE SECTION ENTITLED "PROCEDURES FOR EXERCISE OF VOTING RIGHTS VIA INTERNET"

Particulars

(1) Date: 10:00 a.m., Thursday, June 28, 2007

(2) Place: Goshiki 2F, Goshiki hall of Grand Prince Hotel Akasaka, located at 1-2, Kioi-cho, Chiyoda-ku, Tokyo, Japan

> Grand Prince Hotel Akasaka (former Akasaka Prince Hotel) has changed its name from April 1, 2007.

(3) Purpose:

Matters to be reported:

1. Presentation of business report, consolidated financial statement for the 158th fiscal year (from April 1, 2006 to March 31, 2007) and report of the Accounting Auditors and the Board of Corporate Auditors regarding results of audit of consolidated financial statements.

2. Presentation of financial statements for the 158th fiscal year (from April 1, 2006 to March 31, 2007).

Matters to be resolved:

Agendum No. 1: Appropriation of surplus

Agendum No. 2: Partial amendments to the Articles of Incorporation

Agendum No. 3: Election of sixteen Directors

Agendum No. 4: Election of one Corporate Auditor

Agendum No. 5: Payment of retirement benefits to retiring Directors and payment of accrued amounts to Directors and Corporate Auditors due to termination of retirement benefits plan

Agendum No. 6: Revision of amount of remuneration payable to Directors and Corporate Auditors

Agendum No. 7: Payment of bonuses to Directors

(4) Announcement on exercise of voting rights

Procedures and handling methods for exercise of voting rights through Internet are mentioned.

* * * * * * * * * *

The time, date, place and the purpose of the Ordinary General Meeting of Shareholders are as mentioned above.

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

In case of any revision to the reference materials for the General Meeting of Shareholders and business report, consolidated financial statements and indications therein should be made, such revision will be posted promptly on our website (http://www.dentsu.co.jp/news/index. html). The same will be posted in "Notice of Convocation (for inspection)" in the "Site for Procedures for the General Meeting of Shareholders" (http://www.evote.jp/) of The Mitsubishi UFJ Trust and Banking Corporation.

REFERENCE MATERIAL CONCERNING
EXERCISE OF VOTES

Agenda and Reference Material

Agendum No. 1: Appropriation of surplus

Our policy for profit returns and explanations of year-end dividend and special reserve are given.

Agendum No. 2: Partial amendment to the Articles of Incorporation

The reasons and the content of the amendments are mentioned.

The proposed amendments include, among others:

(1) revising Article 2 (Purposes) of the Company;

(2) Making other necessary amendments and renumbering of Articles.

Agendum No. 3: Election of sixteen Directors

Name, brief personal history and status as representative of other companies, as well as number of the Company's shares owned, is set forth for eachcandidate.

Agendum No. 4: Election of one Corporate Auditor

Name, brief personal history and status as representative of other companies, as well as number of the Company's shares owned, is set forth for each candidate.

Agendum No. 5: Payment of retirement benefits to retiring Directors and payment of accrued amounts to Directors and Corporate Auditors due to termination of retirement benefits plan

It is proposed that appropriate retirement benefits be paid to two retiring Directors and one retiring Outside Director in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Names and brief personal histories of the above Directors are mentioned.

It is proposed that retirement benefit plans for Directors and Corporate Auditors will be terminated. Therefore, accrued amounts will be paid to certain Directors and Corporate Auditors in accordance with the Company's regulations under certain conditions. Each Director/Corporate Auditor will be paid upon his/her resignation, with the details of such retirement benefits, including amount, time and method of payment, to be discussed and determined by the Board of Directors for retiring Directors and by the Corporate Auditors for the retiring Corporate Auditor.

Names and brief personal histories of the above Directors and Corporate Auditors who are to receive the accrued amounts are mentioned.

Agendum No. 6: Revision of amount of remuneration payable to Directors and Corporate Auditors

It is proposed that the amount of remuneration payable to Directors and Corporate Auditors will be revised, due to termination of their retirement benefits plans.

Agendum No. 7: Payment of bonuses to Directors

It is proposed that bonuses will be paid to Directors. The amount to be paid to each Director will be discussed and determined by the Board of Directors.

There will be no bonus for Corporate Auditors.

PROCEDURES FOR EXERCISE OF VOTING RIGHTS VIA INTERNET

Procedures for exercising voting rights via Internet are described.

(Summary English Translation)

Attachment to Notice of Convocation of the 158th Ordinary General Meeting of Shareholders

For the period from April 1, 2006 through March 31, 2007

REPORT ON BUSINESS

1. PRESENT STATUS OF CORPORATE GROUP

Business developments and results of the Company for the fiscal year ended March 31, 2007, issues to be dealt, trend of assets and income, state of acquisition or disposal of shares and other equities of other companies, state of funding, description of the Company's main business, information on principal offices, employees and principal correspondent banks and status of major subsidiaries and affiliates are mentioned.

2. SHARES AND STOCK OPTIONS

Information relating to shares and stock options are mentioned.

3. OFFICERS OF THE COMPANY

Information on Directors and Corporate Auditors, their aggregate remuneration, etc., summary of policies related to the determination of their remuneration, etc. and Executive Directors and outside Corporate Auditors are mentioned.

4. ACCOUNTING AUDITOR

The name and amount of remuneration of the Accounting Auditor, names of the Company's overseas affiliates that are audited by auditors other than the Company's Accounting Auditor and policies on dismissal or non-reappointment of the Accounting Auditor are mentioned.

5. STRUCTURE AND POLICIES OF THE COMPANY

Descriptions of the Company's "Policies for establishing the internal control system" and the structure of the Company are given.

Consolidated Balance Sheet

As of March 31, 2007
(Unit: ¥ millions of yen)

Assets	
Current assets	663,887
Cash and time deposits	65,943
Trade receivables	516,007
Marketable securities	2,199
Inventories	33,048
Advance payment	25,015
Short-term loans	587
Deferred tax assets	13,993
Prepaid expenses and other current assets	10,879
Allowance for doubtful accounts	-3,787
Fixed assets	604,162
Property, plant and equipment	251,854
Buildings and structures	90,417
Land	155,378
Other	6,059
Intangible assets	43,699
Software	23,436
Goodwill	19,771
Other	491
Investments and other assets	308,608
Investment securities	259,762
Long-term loans	1,259
Deferred tax assets	20,762
Other investments and other assets	28,441
Allowance for doubtful accounts	-1,369
Allowance for losses on investment securities and investments in unconsolidated subsidiaries	-248
Total	**1,268,049**

Liabilities and Shareholders' Equity	
Current liabilities	545,906
Trade payables	425,612
Short-term borrowings	12,001
Current portion of long-term debt	17,636
Accrued expenses	31,001
Income taxes payable	18,282
Deferred tax liabilities	4
Allowance for sales returns	919
Reserve for directors and corporate auditors	520
Reserve for loss on guarantees	947
Accrued contract losses	104
Other current liabilities	38,873
Long-term liabilities	145,097
Long-term debt	86,651
Deferred tax liabilities	253
Deferred tax liabilities on land revaluation surplus	10,298
Reserve for retirement benefits for employees	38,560
Accrued retirement benefits for directors	3,657
Other long-term liabilities	5,676
Total liabilities	**691,003**
Equity	
Shareholders' equity	546,694
Common stock	58,967
Capital surplus	61,474
Retained earnings	433,383
Treasury Stock	-7,130
Valuation and translation adjustments, etc.	8,065
Unrealized gain on available-for-sale securities	15,336
Deferred gain on derivatives under hedge	818
Land revaluation difference	-7,179
Foreign currency translation adjustments	-909
Stock option	0
Minority interests	22,285
Total equity	**577,046**
Total liabilities and equity	**1,268,049**

Consolidated Statement of Income

(April 1, 2006 - March 31, 2007)
(Unit: millions of yen)

Net sales		2,093,976
Cost of sales		1,745,584
Gross profit		348,391
Selling, general and administrative expenses		285,556
Operating income		62,834
Other income		
Interest income	1,197	
Dividend income	1,079	
Rental charge	513	
Foreign exchange gain	65	
Equity in income of affiliated companies	6,026	
Other	1,518	10,401
Other expenses		
Interest expense	2,339	
Other	852	3,192
Ordinary income		70,044
Extraordinary income		
Gain on sales of fixed assets	660	
Gain on sales of investment securities	556	
Gain on sales of stocks of affiliated companies	118	
Restitution from sales of stocks	419	
Other	492	2,247
Extraordinary loss		
Loss on sales of fixed assets	137	
Loss on disposal of fixed assets	316	
Impairment loss	112	
Loss on sales of investment securities	14	
Revaluation loss on investment securities	4,922	
Revaluation loss on stocks of affiliated companies	579	
Provision for reserve for loss on guarantees	947	
Provision for possible investment losses	223	
Special retirement benefits	1,852	
Amortization of goodwill	1,264	
Other	1,207	11,579
Income before income taxes and minority interests		60,712
Corporate tax, inhabitant tax and business tax	28,255	
Deffered income taxes	-829	27,425
Minority interests		2,598
Net income		30,688

Consolidated Statement of changes in Shareholders' Equity

April 1, 2006 - March 31, 2007
(Unit: ¥ millions of yen)

	Shareholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	58,967	55,678	410,812	-14,472	510,985
Changes in the current consolidated fiscal year					
Change by stock exchange	—	5,540	—	6,661	12,201
Distribution of surplus(1)	—	—	-4,051	—	-4,051
Distribution of surplus	—	—	-4,112	—	-4,112
Directors and corporate auditors bonuses(1)	—	—	-464	—	-464
Net income	—	—	30,688	—	30,688
Reversal of land revaluation differences	—	—	808	—	808
Repurchase of treasury stock	—	—	—	-41	-41
Disposition of treasury stock	—	255	—	722	977
Decrease due to increase of consolidated subsidiaries	—	—	-223	—	-223
Decrease due to increase of equity method affiliate	—	—	-19	—	-19
Other(2)	—	—	-53	—	-53
Total changes in the current consolidated fiscal year	—	5,796	22,571	7,341	35,709
Balance as of March 31, 2007	58,967	61,474	433,383	-7,130	546,694

	Valuation and translation adjustments, etc.						
	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Land revaluation difference	Foreign currency translation adjustments	Total of valuation and translation adjustments, etc.	Stock option	Minority interests
Balance as of March 31, 2006	20,303	—	-6,370	-3,737	10,195	5	27,496
Changes in the current consolidated fiscal year							
Changes of items other than Shareholders' equity in the current consolidated fiscal year (net)	-4,967	818	-808	2,828	-2,129	-5	-5,211
Total changes in the current consolidated fiscal yea	-4,967	818	-808	2,828	-2,129	-5	-5,211
Balance as of March 31, 2007	15,336	818	-7,179	-909	8,065	0	22,285

(Note 1) Determined at the ordinary general meeting of shareholders of Dentsu and some of its consolidated subsidiaries for the previous fiscal year, as the appropriation of retained earnings.

(Note 2) Includes employees bonuses from dividend declaration by the appropriation of retained earnings of three companies including Dentsu (Taiwan) Inc.

Balance Sheet

As of March 31, 2007
(Unit: ¥ millions of yen)

Assets	
Current assets	549,959
Cash and time deposits	30,460
Notes receivable	24,585
Accounts receivable	403,513
Marketable securities	150
Works	1,165
Work in process	20,641
Supplies	209
Advance payment	17,925
Prepaid expenses	547
Short-term loans	38,362
Deferred tax assets	10,259
Prepaid expenses and other current assets	2,934
Allowance for doubtful accounts	-797
Fixed assets	585,846
Property, plant and equipment	233,330
Buildings	75,233
Structures	1,992
Vessels	1
Vehicles	51
Equipment	3,183
Land	152,867
Intangible assets	24,214
Leasehold	5
Software	24,032
Utility rights	2
Telephone rights	167
Patent rights	6
Investments and other assets	328,301
Investment securities	107,104
Investments in affiliated companies	190,893

Other securities of affiliated companies	3,884
Investments in capital	78
Investments in capital to affiliated companies	917
Membership rights	2,596
Long-term loans	1,665
Guarantee deposit	1,148
Claims in bankruptcy	246
Long-term prepaid expenses	495
Deferred tax assets	14,875
Other investments and assets	5,812
Allowance for doubtful accounts	-479
Allowance for losses on investment securities and investments in unconsolidated subsidiaries	-939
Total	**1,135,805**

Liabilities and shareholders' equity	
Current liabilities	518,486
Notes payable	42,607
Accounts payable	352,003
Short-term borrowings	47,384
Current portion of long-term debt	17,606
Other payable	13,073
Accrued expenses	19,070
Income taxes payable	10,391
Advances by customers	8,824
Deposits payable	1,328
Reserve for directors and corporate auditors bonuses	255
Reserve for loss on guarantees	2,277
Other current liabilities	3,664
Long-term liabilities	129,973
Long-term loans payable	86,400
Long-term other payable	803
Long-term deposits received	3,662
Reserve for retirement benefits for employees under a new accounting standard	26,145
Accrued retirement benefits for directors	2,661
Deferred tax liabilities on land revaluation surplus	10,298
Total liabilities	**648,459**

Equity	
Shareholders' equity	478,544
Common stock	58,967
Capital surplus	61,465
Additional paid-in capital	60,899
Other capital surplus	566
Retained earnings	365,419
Earned surplus reserve	722
Other retained earnings	364,697
Special reserve	337,600
Earned surplus carried forward	27,097
Treasury stock	-7,307
Valuation and translation adjustments, etc.	8,800
Unrealized gain on available-for-sale securities	15,163
Deferred gain on derivatives under hedge accounting	816
Land revaluation surplus	-7,179
Total equity	**487,345**
Total liabilities and equity	**1,135,805**

Non-Consolidated Statement of Income

(April 1, 2006 - March 31, 2007)
(Unit: millions of yen)

Net sales		1,602,062
Cost of sales		1,385,322
Gross Profit		216,739
Selling, general and administrative expenses		178,242
Operating income		38,496
Other income		
Interests and dividend income	7,674	
Rental charge	2,955	
Miscellaneous income	983	11,613
Other expenses		
Interest expense	1,846	
Loss from investments in investment consortiums	152	
Foreign exchange loss	163	
Miscellaneous loss	201	2,364
Ordinary income		47,746
Extraordinary income		
Gain on sales of fixed assets	625	
Gain on sales of investment securities	554	
Gain on sales of stocks of affiliated companies	359	
Reversal of allowance for doubtful accounts	377	
Other	80	1,997
Extraordinary loss		
Loss on sales of fixed assets	131	
Loss on disposal of fixed assets	38	
Revaluation loss on investment securities	4,068	
Revaluation loss on stocks of affiliated companies	868	
Loss on liquidation of affiliated companies	945	
Special retirement benefits	1,432	
Provision for reserve for loss on guarantees	1,033	
Provision for allowance for investment loss	730	
Other	786	10,036
Income before income taxes		39,707
Corporate tax, inhabitant tax and business tax	17,283	
Deffered income taxes	180	17,464
Net income		22,243

Statement of Consolidated Shareholders' Equity

April 1, 2006 - March 31, 2007
(Unit: ¥ millions of yen)

	Shareholders' Equity									
	Common stock	Capital surplus			Earned surplus reserve	Retained earnings			Treasury stock	Total shareholders' equity
		Additional paid-in capital	Other capital surplus	Total capital surplus		Other retained earnings		Total retained earnings		
						Special reserve	Earned surplus carried forward			
Balance as of March 31, 2006	58,967	55,358	319	55,678	722	323,900	26,130	350,752	-14,472	450,926
Change during the current fiscal year										
Change by stock exchange	–	5,540	–	5,540	–	–	–	–	7,628	13,169
Distribution of surplus(Note)	–	–	–	–	–	–	-4,051	-4,051	–	-4,051
Distribution of surplus	–	–	–	–	–	–	-4,112	-4,112	–	-4,112
Reserve of special reserve (Note)	–	–	–	–	–	13,700	-13,700	–	–	–
Directors and corporate auditors bonuses(Note)	–	–	–	–	–	–	-221	-221	–	-221
Net income	–	–	–	–	–	–	22,243	22,243	–	22,243
Land revaluation surplus	–	–	–	–	–	–	808	808	–	808
Acquisition of treasury stock	–	–	–	–	–	–	–	–	-1,195	-1,195
Disposal of treasury stock	–	–	246	246	–	–	–	–	730	977
Total change for the current fiscal year	–	5,540	246	5,787	–	13,700	966	14,666	7,164	27,618
Balance as of March 31, 2007	58,967	60,899	566	61,465	722	337,600	27,097	365,419	-7,307	478,544

	Valuation and translation adjustments, etc.			
	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Land revaluation difference	Total of valuation and translation adjustments, etc.
Balance as of March 31, 2006	19,969	—	-6,370	13,598
Change during the current fiscal year				
Change in items other than Shareholders' equity during the current fiscal year (net)	-4,806	816	-808	-4,797
Total change for the current fiscal year	-4,806	816	-808	-4,797
Balance as of March 31, 2007	15,163	816	-7,179	8,800

Note: Determined at the ordinary general meeting of shareholders held in June, 2006 as the appropriation of retained earnings. Audit Report on consolidated financial statements by Accounting Auditors (Duplicate).

Independent Auditor's Report

May 18, 2007

The Board of Directors
Dentsu Inc.

We have audited the consolidated financial statements (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and accompanying consolidated footnotes) for the consolidated fiscal year from April 1, 2006 to March 31, 2007 of Dentsu Inc. in accordance with the provisions of Paragraph 4 of Article 444 of the Corporation Act. The consolidated financial statements are the responsibility of the Company's management and our responsibility is to express an opinion on the consolidated financial statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining the indications on the consolidated financial statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit.

We certify that the aforesaid consolidated financial statements present fairly in all material respects, the properties and the profit and loss of a corporate group composed of Dentsu Inc. and its consolidated subsidiaries etc., for the relevant period of such consolidated financial statements, in accordance with corporate accounting standards generally accepted as fair and appropriate in Japan.

There is no relationship between the Company and our firm or the managing partners that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

Deloitte Touche Tohmatsu

Managing Partner, Designated Partner
and Certified Public Accountant
Takashi Nagata (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant
Tsutomu Hirose (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant
Takashi Seto (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant

Independent Auditor's Report

May 15, 2007

The Board of Directors
Dentsu Inc.

We have audited the financial statements (the balance sheet, the statement of income, the statement of changes in net assets and accompanying footnotes and supplementary statements thereto) for the 158th fiscal year from April 1, 2006 to March 31, 2007 of Dentsu Inc. in accordance with the provisions of Item 1, Paragraph 2 of Article 436 of the Corporation Act. The financial statements and the supplementary statements thereto are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the supplementary statements thereto from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the financial statements and supplementary statements thereto are free of material misstatement. An audit includes examining the indications on the financial statements and supplementary statements thereto as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit.

We confirm that the financial statements and supplementary statements thereto present fairly in all material respects, the properties and the profit and loss for the relevant period of such financial statements and supplementary statements thereto, in accordance with corporate accounting standards generally accepted as fair and appropriate in Japan.

There is no relationship between the Company and our firm or the managing partners that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

Deloitte Touche Tohmatsu

Managing Partner, Designated Partner
and Certified Public Accountant
Takashi Nagata (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant
Tsutomu Hirose (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant
Takashi Seto (Seal)
Managing Partner, Designated Partner
and Certified Public Accountant

AUDIT REPORT

We, the Board of Corporate Auditors, have prepared this Audit Report as a result of due deliberation as an unanimous opinion of all of the Corporate Auditors, based on the audit report prepared by each Corporate Auditor concerning the execution of duties of the Directors during the 158th fiscal year from April 1, 2006 to March 31, 2007, and hereby report as follows:

1. Methods and Content of Audit by the Corporate Auditors and the Board of Corporate Auditors

The Board of Corporate Auditors has established audit policies and assignment of duties, etc., received reports from Directors, etc. and Accounting Auditors on their execution of duties, as well as receiving reports on the status of implementation of audit from each Corporate Auditor, and requested explanations when necessary.

Pursuant to "audit regulations for auditors" and in accordance with the "Audit schedule for the fiscal year ending March 31, 2007" (audit policies, allocation of activities, etc.) established at a discussion held among all Corporate Auditors, and in order that the Company may be soundly and lawfully managed, each Corporate Auditor audited the execution of duties of the Directors.

(1) Methods and Content of Audit related to Business Report, etc.

We attended meetings of the Board of Directors and other important meetings, asked Directors and executive officers, etc., of their execution of duties, perused important documents, etc., received reports regularly from internal auditing sections and legal sections, etc. and inspected the condition of the Company's business affairs including the Company's internal control systems such as the law compliance system and the risk management system, and properties.

We have observed and examined the content of a resolution of the Board of Directors concerning improvement of mechanisms for it being necessary to ensure that the execution of duties of the Directors is in compliance with Japanese laws and regulations and the Articles of Incorporation of the Company and to ensure compliance of other duties of companies, as set forth in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulation of the Corporation Act, and the state of the mechanisms (internal control system) established based on such resolution.

From the standpoint of auditing the group companies, we attended the group's management meetings etc. and exchanged information and opinions with the Corporate Auditors of principal subsidiaries etc. Furthermore, when necessary, we went out to principal subsidiaries, and received explanations about circumstances of such subsidiaries etc. and exchanged opinions.

With respect to matters such as competing transactions by Directors, transactions where a conflict of interest between the Company and a Director exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and disposal of treasury stock, in addition to the above methods, we requested Directors to submit "Confirmation letters regarding performance of business of Directors" and inspected such documents.

(2) Methods and content of audit related to the Financial Statements and Supplementary Statements thereto and Consolidated Financial Statements.

Moreover, we have observed and examined whether the Accounting Auditors are maintaining an independent position and are conducting a fair audit, and received reports on their execution of duties from the Accounting Auditors and requested explanations when necessary. In addition, we have received a notice from the Accounting Auditors that they are improving "mechanisms to ensure appropriate execution of duties" (particulars set forth in Article 159 of the Corporate Calculation Regulations) appropriately, and requested explanations when necessary.

In accordance with the methods mentioned above, we have examined the business report and supplementary statements thereto and financial statements (the balance sheet, statement of income, statement of changes in net assets and accompanying footnotes) and the supplementary statements thereto for the relevant fiscal year,, and the consolidated financial statements (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and accompanying footnotes) for the relevant fiscal year, and examined the method and results of audit of the Accounting Auditors.

2. Results of Audit

(1) Results of Audit of Business Report, etc.

(i) The business report and supplementary statements thereto present fairly the condition of the Company in accordance with laws and regulations and the Articles of Incorporation of the Company.

(ii) There has been neither unfair conduct nor any material breach of laws or regulations or the Articles of Incorporation of the Company in connection with the exercise of duties of the Directors including the duties with respect to the subsidiaries, etc.

(iii) The content of the resolution of the Board of Directors concerning the internal control system is due and proper. In addition, there is no matter which is required to be pointed out by us with respect to the exercise of duties of the directors concerning such internal control system.

(2) Results of Audit of Financial Statements and Supplementary Statements thereto and Consolidated Financial Statements

The methods and results of the audit by the Accounting Auditors, Deloitte Touche Tohmatsu, are due and proper.

May 23, 2007

The Board of Corporate Auditors of Dentsu Inc.

Statutory Corporate Auditor Michio Niiyama (Seal)
Statutory Corporate Auditor Kojiro Takahashi (Seal)
Corporate Auditor Haruo Shimada (Seal)
Corporate Auditor Yasuchika Negoro (Seal)
Corporate Auditor Yoshiharu Mani (Seal)

(for reference)

Summary of Consolidated Balance Sheet Compared to the Previous Year

(Unit: millions of yen)

	The 157th Fiscal Period (as of March 31, 2006)	The 158th Fiscal Period (as of March 31, 2007)	Increased / Decreased Amount
Current assets	708,414	663,887	-44,527
Fixed assets	569,308	604,162	34,854
Property, plant and equipment	258,868	251,854	-7,014
Intangible assets	40,492	43,699	3,206
Investments and other assets	269,946	308,608	38,661
Total	1,277,722	1,268,049	-9,672
Current liabilities	590,140	545,906	-44,234
Long-term liabilities	138,904	145,097	6,192
Total liabilities	729,045	691,003	-38,041
Shareholders' equity	510,985	546,694	35,709
Common stock	58,967	58,967	—
Capital surplus	55,678	61,474	5,796
Retained earnings	410,812	433,383	22,571
Treasury stock	-14,472	-7,130	7,341
Valuation and translation adjustments, etc.	10,195	8,065	-2,129
Unrealized gain on available-for-sale securities	20,303	15,336	-4,967
Deferred gain on derivatives under hedge accounting	—	818	818
Land revaluation difference	-6,370	-7,179	-808
Foreign currency translation adjustments	-3,737	-909	2,828
Stock option	—	0	0
Minority interests	27,496	22,285	-5,211
Total equity	548,677	577,046	28,368
Total liabilities and equity	1,277,722	1,268,049	-9,672

(Note) All amounts have been rounded down to the nearest one million yen.
For convenience for comparison, "Equity" for the 157th period is shown in the same category as the 158th period.

(for reference)

Summary of Consolidated Statement of Income Compared to the Previous Year

(Unit: millions of yen)

	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	The 158th Fiscal Period (from April 1, 2006 to March 31, 2007)	Increased / Decreased Amount
Net sales	1,963,296	2,093,976	130,679
Cost of sales	1,637,400	1,745,584	108,184
Gross profit	325,896	348,391	22,495
Selling, general and administrative expenses	267,120	285,556	18,436
Operating income	58,776	62,834	4,058
Other income	9,352	10,401	1,049
Other expenses	3,291	3,192	-99
Ordinary income	64,837	70,044	5,207
Extraordinary income	13,080	2,247	-10,832
Extraordinary loss	12,814	11,579	-1,234
Income before income taxes and minority interests	65,103	60,712	-4,391
Corporate tax and other taxes	32,221	27,425	-4,795
Minority interests	1,879	2,598	718
Net income	31,002	30,688	-314

(Note) All amounts have been rounded down to the nearest one million yen.

(for reference)

Summary of Balance Sheet Compared to the Previous Year

(Unit: millions of yen)

	The 157th Fiscal Period (as of March 31, 2006)	The 158th Fiscal Period (as of March 31, 2007)	Increased / Decreased Amount
Current assets	554,203	549,959	-4,244
Fixed assets	547,798	585,846	38,047
Property, plant and equipment	239,666	233,330	-6,335
Intangible assets	22,604	24,214	1,610
Investments and other assets	285,527	328,301	42,773
Total	1,102,001	1,135,805	33,803
Current liabilities	515,627	518,486	2,858
Long-term liabilities	121,849	129,973	8,123
Total liabilities	637,477	648,459	10,982
Shareholders' equity	450,926	478,544	27,618
Common stock	58,967	58,967	—
Capital surplus	55,678	61,465	5,787
Retained earnings	350,752	365,419	14,666
Treasury stock	-14,472	-7,307	7,164
Valuation and translation adjustments, etc.	13,598	8,800	-4,797
Unrealized gain on available-for-sale securities	19,969	15,163	-4,806
Deferred gain on derivatives under hedge accounting	—	816	816
Land revaluation difference	-6,370	-7,179	-808
Total equity	464,524	487,345	22,821
Total liabilities and equity	1,102,001	1,135,805	33,803

(Note) All amounts have been rounded down to the nearest one million yen.
For convenience for comparison, "Equity" for the 157th period is shown in the same category as the 158th period.

(for reference)

Summary of Statement of Income Compared to the Previous Year

(Unit: millions of yen)

	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	The 158th Fiscal Period (from April 1, 2006 to March 31, 2007)	Increased / Decreased Amount
Net sales	1,577,131	1,602,062	24,930
Cost of sales	1,362,987	1,385,322	22,335
Gross profit	214,144	216,739	2,595
Selling, general and administrative expenses	174,929	178,242	3,313
Operating income	39,214	38,496	-717
Other income	11,254	11,613	359
Other expenses	4,249	2,364	-1,885
Ordinary income	46,218	47,746	1,527
Extraordinary income	12,295	1,997	-10,297
Extraordinary loss	13,437	10,036	-3,401
Income before income taxes	45,076	39,707	-5,369
Corporate tax and other taxes	23,539	17,464	-6,075
Net income	21,537	22,243	706

(Note) All amounts have been rounded down to the nearest one million yen.

(for reference)

Breakdown by Type of Shareholders

Breakdown of number of shares held by type of shareholders

	Number of shareholders	Number of shares held
Financial institutions:	144	625,775.20
Securities firms:	41	75,134.81
Other domestic corporations:	672	927,095.06
Foreign corporations (including foreign individuals):	365	466,596.04
Individuals and others:	42,401	649,182.20
Treasury stock:	1	38,056.69
Total	43,624	2,781,840.00

Distribution ratio of shares by type of shareholders

Financial institutions:	22.50 %
Securities firms:	2.70 %
Other domestic corporations:	33.33 %
Foreign corporations (including foreign individuals):	16.77 %
Individuals and others:	23.34 %
Treasury stock:	1.37 %

(Note) The ratios do not add up to be 100.00 since each amount has been rounded to the nearest tenth.

(Summary English Translation)

June 28, 2007

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
Chairman and Chief Executive Officer
Tatsuyoshi Takashima
President and Chief Operating Officer

Notice of Resolutions at the 158th Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 158th Ordinary General Meeting of Shareholders.

Particulars

Matters to be reported:

1. Presentation of business report, consolidated financial statements for the 158th fiscal year (from April 1, 2006 to March 31, 2007) and report of the Accounting Auditors and the Board of Corporate Auditors regarding results of audit of consolidated financial statements.

   We reported the contents of the business report, and the contents and auditing results of consolidated financial statements.

2. Presentation of financial statements for the 158th fiscal year (from April 1, 2006 to March 31, 2007).

   We reported the contents of the above financial statements.

Matters to be resolved:

Agendum No. 1: Appropriation of surplus

The agendum was approved and adopted as presented.

[Year-end dividend]
Year-end dividend ¥1,500 per share

[Reserve of special reserve]
Increasing surplus item and its amount
Special reserve: ¥13,300,000,000
Decreasing surplus item and its amount
Earned surplus carried forward: ¥13,300,000,000

Agendum No. 2: Amendment of a part of the Articles of Incorporation

The agendum was approved and adopted as presented.

Agendum No. 3: Election of sixteen Directors

The following members were elected and approved as presented.

Director	Tateo Mataki
Director	Tatsuyoshi Takashima
Director	Isao Maruyama
Director	Hiromori Hayashi
Director	Kimiharu Matsuda
Director	Haruyuki Takahashi
Director	Ryuichi Mori
Director	Itsuma Wakasugi
Director	Setsuo Kamai
Director	Kunihiko Tainaka
Director	Toichi Ogitani
Director	Tadashi Ishii
Director	Tadahiko Nawa
Director	Yasushi Matsushita
Director	Seizo Wakabayashi
Director	Satoshi Ishikawa

Seizo Wakabayashi and Satoshi Ishikawa are outside directors.

Agendum No. 4: :Election of one Corporate Auditor

Yasuchika Negoro was elected and approved as presented.

Agendum No. 5: Payment of retirement benefits to retiring Directors and payment of accrued amounts to Directors and Corporate Auditors due to termination of retirement benefits plan

The agendum was approved and adopted as presented.

Agendum No. 6: Revision of amount of remuneration payable to Directors and Corporate Auditors

The agendum was approved and adopted as presented.

Agendum No. 7: Payment of bonuses to Directors

The agendum was approved and adopted as presented.

The following members were elected as Members of the Board by a resolution of the meeting of the Board of Directors after the close of the Shareholders' Meeting.

President and Chief Executive Officer	Tateo Mataki
President and Chief Operating Officer	Tatsuyoshi Takashima
Executive Vice President	Isao Maruyama
Executive Vice President	Hiromori Hayashi
Senior Managing Director	Kimiharu Matsuda
Senior Managing Director	Haruyuki Takahashi
Senior Managing Director	Ryuichi Mori
Senior Managing Director	Itsuma Wakasugi
Managing Director	Setsuo Kamai
Managing Director	Kunihiko Tainaka
Managing Director	Toichi Ogitani
Managing Director	Tadashi Ishii
Managing Director	Tadahiko Nawa

Managing Director	Yasushi Matsushita
Director	Seizo Wakabayashi
Director	Satoshi Ishikawa

Furthermore, Executive Officers were elected and approved as follows by a resolution of the same meeting of the Board of Directors.

Senior Executive Officer	Norichika Koyama
Senior Executive Officer	Takehiko Joju
Senior Executive Officer	Tatsuya Tanaka
Senior Executive Officer	Masuo Tachibana
Senior Executive Officer	Kazuyoshi Nobuhara
Senior Executive Officer	Shinzo Okamoto
Senior Executive Officer	Tetsuo Machida
Senior Executive Officer	Kotaro Sugiyama
Senior Executive Officer	Fumio Higuchi
Senior Executive Officer	Tomoharu Tsuruda
Executive Officer	Shoichi Kishida
Executive Officer	Haruo Kurami
Executive Officer	Hiroshi Nishimura
Executive Officer	Mitsuro Shibata
Executive Officer	Shozo Nishikawa
Executive Officer	Shoichi Nakamoto
Executive Officer	Naotoshi Ogisu
Executive Officer	Takeshi Mori
Executive Officer	Kazuo Arai
Executive Officer	Akira Kagami (newly appointed)
Executive Officer	Hiroshi Nakahara (newly appointed)
Executive Officer	Akira Sugimoto (newly appointed)
Executive Officer	Soichi Akiyama (newly appointed)
Executive Officer	Tomoki Utsumi (newly appointed)

DIVIDEND PAYMENT FOR THE 158TH FISCAL YEAR

How to receive the dividends is described.

(Summary English Translation)

Report on Account Settlement for the 158th Fiscal Period

April 1, 2006 through March 31, 2007

Dentsu Inc.

Compliments from the Company

As of June 28, 2007, Dentsu's former President and Chief Executive Officer, Tateo Mataki became its Chairman and Chief Executive Officer and its former Executive Vice President, Tatsuyoshi Takashima became its President and Chief Operating Officer. With the new management structure, we will exert our utmost efforts toward the further development of the company's business.

Financial Results for the Fiscal Year Ended March 31, 2007

During the fiscal year ended March 31, 2007, the Japanese economy continued to show moderate growth based principally on private sector demand, as the robust corporate sector extended its impact into the household sector through improvements in the employment and income environment, and private consumption remained stable.

In the advertising industry, Dentsu estimates that advertising expenditures in Japan for the 2006 calendar year amounted to 5,995.4 billion yen (+0.6% year-on-year), the third consecutive year-on-year increase, although growth slowed. Expenditures in the four major media fell below those in the previous year for the second consecutive year (-2.0%), while Internet advertising expenditures, continuing their substantial increase, were up by 29.3% year-on-year.

In this business environment, with the aim of becoming a true "Partner in Creating Value" for clients, media and content-related companies and consumers, the Dentsu Group pursued a wide range of business activities in order to maintain steady growth in the domestic advertising market, develop advertising-related markets and expand its business in content-related and overseas markets. Using the 2006 FIFA World CupTM (June), 15th Asian Games Doha 2006 (December) and others as springboards, the Dentsu Group made efforts to expand its business, which contributed to its business results.

As a result, the Dentsu Group for the fiscal year ended March 31, 2007 posted consolidated billings (net sales) of 2,093,976 million yen (+6.7% year-on-year), exceeding 2 trillion yen for the first time; gross profit of 348,391 million yen (+6.9%); operating income of 62,834 million yen (+6.9%); and ordinary income of 70,044 million yen (+8.0%). However, net income for the fiscal year ended March 31, 2007 was 30,688 million yen (-1.0%) due to such factors as the rebound from gain on contribution of stock holding trust for retirement benefit plan being accounted for as extraordinary income in the previous fiscal year.

Outlook for the Fiscal Year Ending March 31, 2008

According to the economic outlook for the fiscal year ending March 31, 2008 reported by the Cabinet Office on January 25, 2007, it is anticipated that the Japanese economy will continue to improve both in the corporate sector and in the household sector, and will realize autonomous and continuous economic growth under stable commodity prices, with real GDP estimated to increase by approximately 2.0%, and nominal GDP estimated to increase by approximately 2.2% year-on-year. Meanwhile, according to the Japan Center for Economic Research, advertising expenditures for the fiscal year ending March 31, 2008 are estimated to increase by 1.8% year-on-year (as of March, 2007).

For the fiscal year ending March 31, 2008, such factors favorable to the advertising industry as an Upper House election in Japan, the IAAF World Championships in Athletics Osaka 2007 and the Tokyo Motor Show are expected. Accordingly, Dentsu forecasts that its consolidated results for the fiscal year ending March 31, 2008 will be billings (net sales) of 2,107,073 million yen (+0.6% year-on-year); operating income of 63,842 million yen (+1.6%); ordinary income of 73,113 million yen (+4.4%); and net income of 37,004 million yen (+20.6%). We believe that maintaining strong economic growth by connecting our own strong, sustained corporate performance to individual consumption, which is now in a recovery trend, is a key social mission for us, the advertising industry.

Corporate Strategy: Partner in Creating Value

The Dentsu Group's corporate strategy is to be a "Partner in Creating Value". This strategy expresses our spirit of being a partner in creating value, creating not only economic value to benefit clients, media and content-related companies and consumers, but also other values, including contentment and happiness.

The business environment surrounding the advertising industry is in a state of constant transformation. With technological innovation and changes in consumer preferences, the value which clients seek in us is changing. Within this changing environment, in order to be chosen continuously as a "Partner in Creating Value", we will continue to strive.

Dentsu Group will achieve its goal of "Group and Global" growth through the provision of worldwide integrated services based upon corporate energy derived from "strong individuals" and "strong teams" achieving "deep cultivation" and "emergence", as well as penetrating analysis of the transformations of society as a whole, the strengthening of existing businesses and the creation of new business models.

The Dentsu Group will continue to focus on fostering personnel who will contribute to its growth, and will respond steadily to client needs. At the same time, the Dentsu

Group will utilize various media and content and through communication with consumers, will contribute to the enrichment of people's lives and help society to create "happiness", "vitality" and "peace".

Medium and Long-term Growth Strategy

The Dentsu Group will strive to expand its business in the "four markets" including the domestic advertising market, its core business area, advertising-related markets, content-related markets and overseas markets. The Dentsu Group will seek to further improve its business results by focusing particularly on the "promotion business", the "interactive business", "sports marketing" and overseas markets as drivers of growth.

Within the "promotion business", centering on cooperation between Dentsu and DENTSU TEC INC., the Dentsu Group will focus on areas in which client need is anticipated and the potential exist for medium and long-term profit, placing particular emphasis on policies of "enhancing the added-value of existing promotion policies" through group-wide sales promotion support activities at storefronts, etc., and "provision of integrated service through digitization" such as CRM.

Within the "interactive business", we will carry on multilateral business expansion both in the internet media business and the solutions business, in which large growth is expected to continue. Besides working on search engine marketing, with its tremendous growth potential, we will strive to establish new profit models, such as development of advertising communication in CGMs such as animation sites and SNSs.

We will further focus on "sports marketing", in order to enhance the synergy among our advertising market and advertising related markets businesses. We will expand our business by utilizing marketing contracts with international athletic associations such as FIFA (Federation Internationale de Football Association), the IOC (International Olympic Committee), the IAAF (International Association of Athletics Federations), FINA (Federation Internationale de Natation Amateur), etc., and by acquiring rights with large potential following them and creating movements.

In overseas markets, to ensure that the Dentsu Group will be chosen as clients' "Partner in Creating Value" in these markets as well, we are promoting an improved sales structure and expansion of business. We will exert efforts to expand our service area by building and strengthening our original network and utilizing our affiliation with the Publicis Groupe SA, with the goal of responding to the increasing sophistication of clients' needs.

In order to provide a global, integrated communication service directed toward business solutions for our clients, the Dentsu Group will continue to strive to expand our operations on a sustainable basis under the slogan "Group & Global". We look forward to your continued support.

June 28, 2007

Business Developments in the 158th Fiscal Period

Awards at the "2006 London International Awards" and "Asia Pacific Adfest 2007", etc.

Dentsu won the Grand Prize at the "2006 London International Awards" for the HIV awareness banner ad "Her Past" created for the Japan Advertising Council, and received awards in two other categories as well.

Dentsu won gold at the "Asia Pacific Adfest 2007" for the "Open Your Ears Campaign", a banner ad created for Napster Japan, Inc., in the 360 category and "Specified Area", a banner ad created for the Japan Advertising Council, in the Cyber category. Dentsu also received five silvers.

Expansion of Sports Marketing Business

We expanded our business through "2006 FIFA World CupTM" and "15th Asian Games Doha 2006" and have an excellent reputation with both FIFA and OCA. We acquired worldwide marketing rights, broadcasting rights and sales agent rights for major athletic championships.

Establishment of "Dentsu Retail Marketing Inc."

Dentsu Retail Marketing Inc. was established jointly by DENTSU TEC INC., our subsidiary, ARATA CORPORATION, NEC Corporation and Dai Nippon Printing Co., Ltd. The new company will provide marketing support services, specializing in storefront sales and distribution of products.

Establishment of "BEIJING DIANYI ADVERTISING CO., LTD."

We established "Beijing Dianyi Advertising Co., Ltd." with CA MOBILE, LTD. and Cyber Communications Inc. The new company will set up a network linking major mobile media in China, and will control this network through the use of sophisticated management systems for ad delivery and ad sales and marketing, enabling it to offer high-quality, one-stop advertising services.

Digital Palette Inc. formed a capital and business alliance with Avenue A | Razorfish

Digital Palette Inc., a subsidiary of Dentsu Inc., formed a capital and business alliance with Avenue A | Razorfish and changed its name to Dentsu | Avenue A | Razorfish.

It will be providing sophisticated marketing services in the interactive field.

Dentsu and RECRUIT CO., LTD. entered into a business alliance agreement

By strengthening our cooperative relationship with RECRUIT CO., LTD., we will utilize the two companies' expertise in the cross-media promotions field, develop businesses targeting new consumer segments, such as seniors, and cooperatively develop and provide new services that utilize contact-free IC-card technology.

Commencement of an entry support service to "Second Life®".

Dentsu agreed with Digital Hollywood University Graduate School and Digital Hollywood Co., Ltd. to establish Second Life® Study Association and Second Life® Laboratory Japan.

Leading edge of the advertising business

A new approach to TV Commercials

We have begun a cross-media campaign which interlocks mass-media and interactive media. Methods of utilization of TV-media have diversified and below are some examples of such utilization.

- Addressing environmental problems
  To facilitate consideration by viewers of the future of the earth through one story, commercials were produced with the theme of "global warming", "environmental pollution and destruction", etc.

- Collaborative TV commercials under the concept of friendship
  In cooperation with TV Tokyo Corporation, and sponsored by three companies from different fields, we produced collaborative commercials in which all of the three companies appeared in one sixty-minute commercial.

We have also implemented other campaigns and tie-up events cooperating with TV stations and using various content. Furthermore, we have established a social networking service exclusively for TV programs, thereby responding to client needto maximize advertising impact, and we are investing effort in increasing the value of TV-media.

Principal Management Index

Charts of net sales, operating income, return on equity, operating margin, total assets and return on assets and total stockholders' equity and stockholders' equity ratio for the past five fiscal years are provided.

Highlights of Consolidated Financial Results

(Unit: millions of yen, %)

	The 154th Fiscal Period ended March, 2003	The 155th Fiscal Period ended March, 2004	The 156th Fiscal Period ended March, 2005	The 157th Fiscal Period ended March, 2006	The 158th Fiscal Period ended March, 2007
Net sales	1,692,947	1,749,110	1,910,469	1,963,296	2,093,976
Gross profit	285,815	294,044	317,902	325,896	348,391
Operating income	46,999	46,687	57,603	58,776	62,834
Net income	22,963	30,881	27,532	31,002	30,688
Total assets	1,187,300	1,189,094	1,240,037	1,277,722	1,268,049
Total shareholder's equity	442,093	469,621	491,855	521,180	554,760
Operating margin	16.4	15.9	18.1	18.0	18.0
Return on equity (ROE)	5.2	6.8	5.7	6.1	5.7
Return on assets (ROA)	4.1	3.9	4.7	4.7	4.9
Shareholders' equity ratio	37.2	39.5	39.7	40.8	43.7

Summary of Consolidated Balance Sheet

(Unit: millions of yen)

	The 157th Fiscal Period (as of March 31, 2006)	The 158th Fiscal Period (as of March 31, 2007)
ASSETS		
Current assets	708,414	663,887
Fixed assets	569,308	604,162
Total	1,277,722	1,268,049
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	590,140	545,906
Long-term liabilities	138,904	145,097
Total liabilities	729,045	691,003
EQUITY		
Shareholders' equity	-	546,694
Valuation and translation adjustments, etc.	-	8,065
Stock option	-	0
Minority interests	-	22,285
Total equity	-	577,046
Total liabilities and equity	-	1,268,049
Minority Interests	27,496	-
SHAREHOLDERS' EQUITY		
Total shareholders' equity	521,180	-
Total liabilities, minority interests and shareholders' equity	1,277,722	-

Summary of Consolidated Statement of Income

(Unit: millions of yen)

	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	The 158th Fiscal Period (from April 1, 2006 to March 31, 2007)
Net sales	1,963,296	2,093,976
Cost of sales	1,637,400	1,745,584
Gross profit	325,896	348,391
Selling, general and administrative expenses	267,120	285,556
Operating income	58,776	62,834
Other income	9,352	10,401
Other expenses	3,291	3,192
Ordinary income	64,837	70,044
Extraordinary income	13,080	2,247
Extraordinary loss	12,814	11,579
Income before income taxes and minority interests	65,103	60,712
Corporate tax and other taxes	32,221	27,425
Minority interests	1,879	2,598
Net income	31,002	30,688

Summary of Consolidated Statement of Cash Flow

(Unit: millions of yen)

	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	The 158th Fiscal Period (from April 1, 2006 to March 31, 2007)
Net cash provided by (used in) operating activities	81,058	41,962
Net cash provided by (used in) investing activities	-31,238	-52,003
Net cash provided by (used in) financing activities	-42,668	-9,779
Foreign currency translation adjustments on cash and cash equivalents	1,101	1,849
Net increase (decrease) in cash and cash equivalents	8,253	-17,971
Cash and cash equivalents, beginning of year	69,901	78,412
Cash and cash equivalents of newly consolidated subsidiaries	55	1,574
Cash and cash equivalents of subsidiaries excluded from consolidation	-67	-
Cash and cash equivalents increased by merger	268	-
Cash and cash equivalents, end of year	78,412	62,015

Business Segments

(Unit: millions of yen)

		The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	The 158th Fiscal Period (from April 1, 2006 to March 31, 2007)
Advertising	Sales*	1,870,360	1,997,277
	Operating income	55,185	57,233
Other business	Sales*	92,936	96,699
	Operating income	1,214	3,480

Geographical Segments

(Unit: millions of yen)

		The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	The 158th Fiscal Period (from April 1, 2006 to March 31, 2007)
Japan	Sales*	1,839,387	1,887,629
	Operating income	57,815	57,485
Other countries	Sales*	123,909	206,347
	Operating income	447	4,776

*Sales towards external clients.

Non-Consolidated Financial Statements (for reference)

Summary of Balance Sheet

(Unit: millions of yen)

	The 157th Fiscal Period (as of March 31, 2006)	The 158th Fiscal Period (as of March 31, 2007)
ASSETS		
Current assets	554,203	549,959
Fixed assets	547,798	585,846
Total	1,102,001	1,135,805
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	515,627	518,486
Long-term liabilities	121,849	129,973
Total liabilities	637,477	648,459
EQUITY		
Total equity	-	487,345
Total liabilities and equity	-	1,135,805
SHAREHOLDERS' EQUITY		
Total shareholders' equity	464,524	-
Total liabilities and shareholders' equity	1,102,001	-

Summary of Statement of Income

(Unit: millions of yen)

	The 157th Fiscal Period (from April 1, 2005 to March 31, 2006)	The 158th Fiscal Period (from April 1, 2006 to March 31, 2007)
Net sales	1,577,131	1,602,062
Cost of sales	1,362,987	1,385,322
Gross profit	214,144	216,739
Selling, general and administrative expenses	174,929	178,242
Operating income	39,214	38,496
Other income	11,254	11,613
Other expenses	4,249	2,364
Ordinary income	46,218	47,746
Extraordinary income	12,295	1,997
Extraordinary loss	13,437	10,036
Income before income taxes	45,076	39,707
Corporate tax and other taxes	23,539	17,464
Net income	21,537	22,243
Retained earnings brought forward from the prior year	5,403	-
Reversal of land revaluation differences	1,886	-
Interim dividends	2,697	-
Unappropriated retained earnings, end of year	26,130	-

Outline of Dentsu (as of March 31, 2007)

Corporate Name:	Kabushiki Kaisha Dentsu (Dentsu Inc. in English)
Corporate Heading:	8-1, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo
Telephone Number:	03-6216-5111 (Main switchboard)
Date of Establishment:	July 1, 1901
Paid-in capital :	58,967,100,000 yen
Number of Employees:	6,209
Total number of outstanding shares:	2,781,840 Shares
Total number of shareholders:	43,624 Shareholders

Status of Shares (as of March 31, 2007)

Major shareholders (10 largest shareholders)

Name of shareholder	Number of shares	Percentage (%)
Jiji Press, Ltd.	322,786.80	11.60
Kyodo News	204,888.00	7.36
Mizuho Corporate Bank, Ltd.	113,288.80	4.07
The Master Trust Bank of Japan, Ltd. (Account in Trust)	111,995.00	4.02
Japan Trustee Services Bank, Ltd. (Account in Trust)	82,976.00	2.98
Dentsu Employees' Shareholding Association	68,160.78	2.45
Yoshida Hideo Memorial Foundation	49,848.08	1.79
Japan Trustee Services Bank, Ltd. (Account in Trust 4)	43,406.00	1.56
Tokyo Broadcasting System, Incorporated	40,000.00	1.43
Nippon Life Insurance Company	38,737.00	1.39

Breakdown by Type of Shareholders

Financial institutions:	22.50 %
Securities firms:	2.70 %
Other domestic corporations:	33.33 %
Foreign corporations (including foreign individuals):	16.77 %
Individuals and others:	23.34 %
Treasury stock:	1.37 %

Officers (as of June 28, 2007)

Chairman and Chief Executive Officer	Tateo Mataki
President and Chief Operating Officer	Tatsuyoshi Takashima
Executive Vice President	Isao Maruyama
Executive Vice President	Hiromori Hayashi
Senior Managing Director	Kimiharu Matsuda
Senior Managing Director	Haruyuki Takahashi
Senior Managing Director	Ryuichi Mori
Senior Managing Director	Itsuma Wakasugi
Managing Director	Setsuo Kamai
Managing Director	Kunihiko Tainaka
Managing Director	Toichi Ogitani
Managing Director	Tadashi Ishii
Managing Director	Tadahiko Nawa
Managing Director	Yasushi Matsushita
Director	Seizo Wakabayashi
Director	Satoshi Ishikawa
Senior Corporate Auditor	Kojiro Takahashi
Senior Corporate Auditor	Michio Niiyama
Corporate Auditor	Haruo Shimada
Corporate Auditor	Yasuchika Negoro
Corporate Auditor	Yoshiharu Mani

Shareholder Notes

Fiscal Term:	From April 1 to March 31
Record Date for Shareholders to Receive Dividends:	March 31
Record Date for Shareholders to Receive Interim Dividends:	September 30
Transfer Agent:	Mitsubishi UFJ Trust and Banking Corporation
Share Handling Office:	Stock Transfer Department Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8212
Inquiries:	Stock Transfer Department Mitsubishi UFJ Trust and Banking Corporation 10-11, Higashi-suna 7-chome, Koto-ku, Tokyo, 137-8081 Telephone Number: 0120-232-711 (Toll-free)
Transfer Offices:	Each branch office of The Mitsubishi Trust and Banking Corporation, Limited Head office and each branch office of Nomura Securities Co., Ltd.
Newspaper for Public Notice:	Nihon Keizai Shimbun

END